SO 3/5/03

03012726

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47554

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advanced Asset Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5050 Poplar Avenue, Suite 528
(No. and Street)

Memphis	TN	38157
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Eberle, III — (901) 818-3936
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson, Howell & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

Post Office Box 2920	Cordova	TN	38088-2920
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 1 7 2003

OATH OR AFFIRMATION

I, Joseph Eberle, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advanced Asset Trading, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph Eberle III
Signature

President
Title

State of Tennessee
County of Shelby
[illegible]
Notary Public
My Commission Expires: 7/1/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advanced Asset Trading, Inc.

FINANCIAL REPORT

December 31, 2002

CONTENTS

JACKSON, HOWELL & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

SHAREHOLDERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA

7240 GOODLETT FARMS PARKWAY
P. O. BOX 2920
CORDOVA, TENNESSEE 38088-2920

(901) 683-5100 PHONE
(901) 683-0562 FAX
E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Advanced Asset Trading, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Advanced Asset Trading, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Asset Trading, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Cordova, Tennessee
February 8, 2003

Jackson, Howell & Associates PC

Advanced Asset Trading, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$ 4,953
Receivables from brokers and clearing organizations	36,048
Receivables from non-customers	33,468
Prepaid expenses	3,167
Property and equipment, net of accumulated depreciation of $384.	6,072
Deferred tax asset	13,566
	$97,274

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 7,445
Accrued expenses	9,044
Accrued income taxes	173
Deferred tax liability	463
Due to officer	4,544
TOTAL LIABILITIES	21,669
COMMITMENTS AND CONTINGENCIES	-
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value, authorized 100,000 shares, issued and outstanding 20,000 shares	200
Additional paid-in capital	63,800
Retained earnings	11,605
	75,605
	$97,274

The accompanying notes are an integral part of these financial statements.

Advanced Asset Trading, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2002

Revenues:	
Commissions	$ 85,888
Investment and advisory fees	65,933
Interest and dividends	1,582
Other income	2,967
	156,370
Expenses:	
Employee compensation and benefits	108,381
Floor brokerage, exchange, and clearance fees	21,295
Communications and data processing	5,437
Occupancy	12,601
Other expenses	34,273
	181,987
LOSS BEFORE INCOME TAXES	(25,617)
Income tax benefit:	
Current	-
Deferred	(7,279)
	(7,279)
NET LOSS	$(18,338)

The accompanying notes are an integral part of these financial statements.

Advanced Asset Trading, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2002	$200	$63,800	$ 29,943	$ 93,943
Net loss	-	-	(18,338)	(18,338)
Balance at December 31, 2002	$200	$63,800	$ 11,605	$ 75,605

The accompanying notes are an integral part of these financial statements.

Advanced Asset Trading, Inc.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2002

Subordinated borrowings at January 1, 2002	$ -
Increases	-
Decreases	-
Subordinated borrowings at December 31, 2002	$ -

The accompanying notes are an integral part of these financial statements.

Advanced Asset Trading, Inc.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(18,338)
Adjustments to reconcile net loss to cash used in operating activities:	
Depreciation	384
Deferred tax benefit	(7,279)
Net changes in assets and liabilities:	
Decrease in receivables from brokers and clearing organizations	5,454
Increase in prepaid expenses	(193)
Decrease in receivables from non-customers	6,768
Decrease in accounts payable	(500)
Increase in accrued expenses	7,945
Decrease in accrued income taxes	(5,151)
NET CASH USED IN OPERATING ACTIVITIES	(10,910)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(6,456)
NET CASH USED IN INVESTING ACTIVITIES	(6,456)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from short term debt	4,363
Net payments on debt to affiliates	(11,875)
NET CASH USED IN FINANCING ACTIVITIES	(7,512)
Net decrease in cash	(24,878)
Cash at beginning of year	29,831
Cash at end of year	$ 4,953
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Advanced Asset Trading, Inc.
NOTES TO FINANCIAL STATEMENTS

NOTE A - NATURE OF BUSINESS

Nature of Business

Advanced Asset Trading, Inc. is a subsidiary of Strategic Asset Consulting, Inc. The Company was organized in August, 1994 for the purpose of selling interests in direct participation programs and other investment vehicles to individual and corporate customers located primarily in the Mid-South.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k) (2) (ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company accounts for income and expenses using the accrual method of accounting. Customers' securities transactions of the Company are recorded on a trade date basis.

Income Taxes

The Company is included in the consolidated federal income tax return filed by it's Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - INCOME TAX MATTERS

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Temporary differences that give rise to the deferred tax assets consist of state net operating loss carryforwards and accrued commissions of $11,662 and $1,904, respectively. The NOL carryforward may be carried forward for 15 years, and any unused carryforwards will expire in December, 2014. The deferred tax liability arises from a temporary difference due to depreciation of $463.

The income tax provision differs from the amount of income tax expense determined by applying the U.S. Federal income tax rate to pretax income for the year ended December 31, 2002 due to the following:

Computed "expected" tax benefit	$(8,710)
(Increase) decrease in income tax benefit resulting from:	
Nondeductible expenses	258
State income tax (less federal benefit)	1,131
Income taxed at lower rates	1,455
Other	(1,413)
	$(7,279)

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of approximately $18,633 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.16 to 1.

NOTE E - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note A, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company.

NOTE E - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK - CONTINUED

The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

NOTE F - RELATED PARTY TRANSACTIONS

The Company received the advances from an officer in the amount of $4,544 used to purchase property and equipment.

Sales commissions are payable to an officer of the Company for sales obtained by this related party. These commissions amounted to approximately $53,266 for the year ended December 31, 2002 of which $9,044 is included in accrued expenses at December 31, 2002.

SUPPLEMENTARY INFORMATION

JACKSON, HOWELL & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

SHAREHOLDERS:

LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA

7240 GOODLETT FARMS PARKWAY
P. O. BOX 2920
CORDOVA, TENNESSEE 38088-2920

(901) 683-5100 PHONE
(901) 683-0562 FAX
E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

To the Board of Directors
Advanced Asset Trading, Inc.
Memphis, Tennessee

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordova, Tennessee
February 8, 2003

Jackson, Howell & Associates PC

Advanced Asset Trading, Inc.
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION
As of December 31, 2002

SCHEDULE 1

Net capital:		
Total stockholder's equity		$75,605
Deductions and/or charges:		
Nonallowable assets:		
Unsecured non-customer receivables	$33,287	
Furniture, equipment and leasehold improvements, net	6,072	
Other assets	16,914	
	56,273	56,273
Net capital before haircuts on securities positions		19,332
Haircuts on securities:		
Contractual securities commitments		700
NET CAPITAL		$18,632
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$21,669
AGGREGATE INDEBTEDNESS		$21,669
Computation of basic net capital requirement:		
Minimum net capital required		$ 5,000
Excess net capital at 1000%		$16,466
Ratio of aggregate indebtedness to net capital		1.16 to1

Reconciliation with Company's computation included in Part II of Form X17a-5 as of December 31, 2002:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$18,954
Audit adjustments, net	(322)
Net capital per above	$18.632

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

JACKSON, HOWELL & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS CONSULTANTS

MEMBERS AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION

SHAREHOLDERS:
LARRY W. JACKSON, CPA
GARY J. HOWELL, CPA
DAVID L. JACKSON, CPA
JIMMY R. ADKINS, CPA

7240 GOODLETT FARMS PARKWAY
P. O. BOX 2920
CORDOVA, TENNESSEE 38088-2920
(901) 683-5100 PHONE
(901) 683-0562 FAX
E-MAIL: JHH@JHHCPA.COM

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

The Board of Directors
Advanced Asset Trading, Inc.
Memphis, Tennessee

In planning and performing our audit of the financial statements and supplementary schedule of Advanced Asset Trading, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedure followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subjected to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we considered to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which would rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Cordova, Tennessee
February 8, 2003

Jackson, Howell & Associates PC